OMNITEK ENGINEERING CORP.

M E M O R A N D U M

TO:	Patrick Kuhn
Lyn Shenk
Securities and Exchange Commission
Division of Corporation Finance
Washington DC 20549

FROM:	Werner Funk, President
Omnitek Engineering Corp.

DATE:	June 18, 2012

RE:	Omnitek Engineering Corp.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed: March 27, 2012
File No. 000-53955

    We submit the following in response to your comment letter of June 15, 2012.  In each case, to facilitate review we have quoted your comment and indicated our response following the reference to the page where the response appears or provided the requested supplemental information.

Management’s Discussion and Analysis

Results  of Operations, page 21

1.
Please revise your discussion and analysis of results of operations to cite the factors and the underlining reasons associated with the factors that caused the variances in your revenues and expenses. We believe that such a discussion would provide investors with greater insight into your results, particularly for trend purposes and discerning future prospects. In your revised disclosure, please quantify factors to which variances are attributed. Provide us with a copy of your intended revised disclosure.

Response:  Your comment is noted and as requested we will update and revise disclosure in future filings.
As requested, below is a copy of the revised disclosure for future filings, wherein we have expanded the discussion to present the factors underlying the changes in the operating results. When possible we have quantified those factors. We have also included a discussion of the anticipated future prospects.

A.           Results of Operations

For the twelve months ended December 31, 2011 and 2010

Revenues decreased to $1,546,723 in 2011 from $1,733,303 in 2010, a decrease of $186,580 or 11%. The decrease in revenues was the result of the introduction of a new series of engine conversion kits. When we develop and introduce the new products to our customers we typically experience a 12 to 24 month delay in realizing sales. Our customers must familiarize and test the products. At the same time our customers do not order as many of the old kits in anticipation of purchasing the new version. We expect the most recent series of engine conversion kits will be accepted by early 2013 which should result in delivery of products and increased sales by the third quarter of 2013.

Our cost of sales decreased to $793,293 in 2011 from $1,154,766 in 2010, a decrease of $361,473. Our gross margin was 49% in 2011 compared to 33% in 2010. The labor component of cost of sales was constant between 2011 and 2010 at $90,172 and $88,311, respectively. The overhead component of cost of sales increased by $5,792 in 2011 to $57,051 from $51,259 in 2010. However the materials component of cost of sales decreased by $369,126 in 2011 as compared to 2010.  The higher cost of sales in 2010 was primarily the result of our write down of obsolete inventory by $236,667 in 2010 compared to a write down of $22,506 in 2011.We expect that our gross margin will continue in the 35% range until our operations grow sufficiently to allow us to negotiate better pricing for our components.

Our operating expenses for 2011 were $1,194,042 compared to $1,726,352 in 2010, a decrease of $532,310 or 31%.   The decrease in operating expenses is due primarily to the decrease in the charge related to stock options issued for services of $208,706 in 2011 as compared to $25,625 in 2010.  We anticipate granting additional compensatory options in 2012.  The decrease was also caused by a reduction of related party service expense from $289,002 in 2010 to $-0- in 2011. We have terminated the related party service contracts as of 2010 and do not expect to incur such costs in the future.

Included in operating expenses are general and administrative expenses of $980,228 for 2011as compared to $1,498,461 in 2010. Major components of general and administrative expenses during 2011 were professional fees of $96,965, rent expense of $124,892, and salary and wages of $227,088. This compares to professional fees of $161,021, rent expense of $126,454 and salaries and wages of $208,329 during 2010.   In 2010 professional fees were higher by approximately $64,056 due to legal, accounting and investor relations expenses incurred in connection with the filing of our registration statement with the SEC. Rent expense was constant year to year and is expected to remain so as our facilities are adequate for the next year. The increase in salaries and wages reflects annual raises. We expect that salaries and wages will increase slightly in 2012 to reflect cost of living allowances.

Also included in operating expenses were research and development outlays which increased to $143,304 in 2011 as compared to $133,302 in 2010. We incurred higher costs in completing our new line of conversion kits in 2011. We anticipate maintaining our research and development budget in the $120,000 range for 2012.

Our net loss for the twelve months ended December 31, 2011 was $441,555, compared to a net loss of $1,155,642 in 2010. The net loss translates to a loss per share of $0.03 in 2011 compared to $0.07 in 2010.

Results for the twelve months reflect the impact of non-cash expenses, including the value of options and warrants granted in the amount of $208,706 and depreciation and amortization of $70,484. For the twelve month period a year earlier, non-cash expenses for the value of options and warrants granted were $637,813 and depreciation and amortization of $93,711.

We experienced an influx of orders late in the year 2011and will work through the backlog over the next several months.  Due to lead time issues with suppliers, the orders could not be filled in 2011.  As of the date of this report our open orders currently stand at $539,000.

B.           Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Cash Requirements

We believe that we will have sufficient cash from operations to meet our operating requirements for the proximate 12 months.

In connection with the Company’s responding to the comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter has been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

OMNITEK ENGINEERING CORP.

/s/ Werner Funk
By: Werner Funk
Title: President and Chief Executive Officer,